vtech



# VTech Holdings Limited Interim Report 中期報告

# 2008/2009



for the six months ended 30th September 2008
截至二零零八年九月三十日止六個月

HKSE: 303

# Corporate Information

## Board of Directors

### Executive Directors

Allan WONG Chi Yun
*(Chairman and Group Chief Executive Officer)*
Edwin YING Lin Kwan
PANG King Fai

### Independent Non-Executive Directors

William FUNG Kwok Lun
Denis Morgie HO Pak Cho
Michael TIEN Puk Sun
Patrick WANG Shui Chung

## Audit Committee

Denis Morgie HO Pak Cho *(Chairman)*
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

## Nomination Committee

William FUNG Kwok Lun *(Chairman)*
Denis Morgie HO Pak Cho
Michael TIEN Puk Sun
Patrick WANG Shui Chung
Allan WONG Chi Yun

## Remuneration Committee

Michael TIEN Puk Sun *(Chairman)*
William FUNG Kwok Lun
Denis Morgie HO Pak Cho

## Company Secretary

CHANG Yu Wai

## Qualified Accountant

Shereen TONG Ka Hung

## Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

## Principal Office

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

## Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

## Auditors

KPMG
*Certified Public Accountants*
*Hong Kong*

VTech posted higher revenue during the first half of the financial year 2009 while profit declined mainly due to exchange factors. Although we anticipated a slowdown of the global economy, the full extent is difficult to forecast. We are well-prepared to manage through the downturn, as we have a solid net cash position, ample available liquidity, effective cost control and strong supplier and customer networks.

## Results and Dividend

Group revenue for the six months ended 30th September 2008 increased by 6.0% over the same period of the financial year 2008 to US$778.5 million. Despite maintaining a stable gross profit margin, however, profit attributable to shareholders declined by 20.5% from US$86.5 million to US$68.8 million. The decline reflected an exchange loss of US$11.2 million arising from the Group's global operations in the ordinary course of business, as the Euro and Sterling weakened abruptly against the US dollar. This contrasts with an exchange gain of US$8.0 million recorded in the same period last year. Excluding the impact of exchange differences, profit attributable to shareholders increased US$1.5 million or 1.9% over the same period last year.

Earnings per share decreased by 21.7% to US28.2 cents, compared to US36.0 cents in the same period last year. The Board of Directors (the "Board") has declared an interim dividend of US12.0 cents per ordinary share. This is the same as the corresponding period last year, and demonstrates the Group's strong financial position and the strength of our operations.

## Response to the Global Financial Crisis

The global economic downturn originating in the problems of the US sub-prime mortgage market is one of the greatest difficulties all businesses face currently.

VTech maintains a strong liquidity position. As of 30th September 2008, the Group is substantially debt-free, with net cash plus currency-linked deposits with principal protected amounting to US$163.0 million. In accordance with Group policy, its cash is largely placed on fixed deposit with very strong banking institutions.

In the shorter term we will focus on preserving cash and maintaining a high degree of liquidity. However, we will also be alert to using our resources to acquire businesses or assets that may become available at attractive prices, and which have the potential to give the Group entry into new technology or product areas that complement our core businesses.

Our base of customers and suppliers is diverse and composed mainly of major retailers and international companies. Compared with the same period of the previous financial year, we have experienced no significant change in our debtors and creditors position in the first half of the financial year 2009. We have nonetheless increased our monitoring of the credit outlook of our customers and suppliers, and we are taking steps to increase insurance protection in cases where we feel this would be prudent.

While the precise outcome of the financial crisis is impossible to predict, it is already resulting in a fall in consumer confidence and demand, which is affecting product orders. We are responding to the slowdown in demand by tightening cost controls, rationalising operations and raising productivity.

In the longer term, the reduction in demand will accelerate market consolidation. This will be of benefit to stronger players such as VTech, as we will be able to gain market share at the expense of weaker competitors. In addition, costs are now levelling off as the global economy weakens. The oil price has fallen, along with prices of other commodities, and inflation has moderated. Wage pressures are relenting and the rise of the Renminbi has slowed markedly. These are having a positive impact on our operations.

## Continued Growth in European Sales at the TEL Business

Revenue at the telecommunication products (TEL) business declined 2.8% over the same period last year to US$346.2 million as the sales growth at the Original Design Manufacturing (ODM) business could not compensate for the sales decline at the branded business in North America. During the period, the business accounted for 44.5% of Group revenue.

In North America, where we operate largely a branded business, revenue decreased by 13.3% to US$219.9 million and it accounted for 63.5% of total TEL revenue. Although the business continued to gain market share during the period, this was more than offset by a faster than expected contraction of the US cordless phone market as the US economy deteriorated.

Outside North America, our ODM business continued to perform well. Revenue in Europe grew by 17.3% to US$101.7 million, representing 29.4% of total TEL revenue. Revenue in Asia Pacific and other regions also rose by 111.4% and 39.8% to US$7.4 million and US$17.2 million respectively. Growth was mainly driven by new customers and increasing sales to existing customers, as we were able to offer products with better industrial design and pricing. We also benefited from the weakening of our competitors, which increased the need of our existing customers to use a reliable source of supply.

# Chairman's Statement

In September 2008, we strengthened our position in the European market by becoming the sole supplier to one of Germany's largest players, Deutsche Telekom AG (Deutsche Telekom). This agreement gives us exclusive rights to supply corded and cordless telephones for Deutsche Telekom's well-known T-Home brand, Sinus and Concept product names. The agreement is for three years, with an option to renew for one year and the first shipment of the "T-Home/VTech" co-branded products is expected early in the calendar year 2009.

Geographically, all markets recorded sales growth during the period. In North America, revenue rose by 14.9% to US$138.4 million, representing 47.7% of total ELP revenue. In Europe, revenue grew by 5.0% to US$129.1 million, accounting for 44.5% of total ELP revenue. Revenue from Asia Pacific and other regions increased by 33.8% and 14.9% to US$8.7 million and US$13.9 million respectively, representing 3.0% and 4.8% of total ELP revenue.

**TEL Revenue by Region**
for the six months ended 30th September 2008

| | % | US$ million |
|---|---|---|
| **North America** | **63.5** | **219.9** |
| **Europe** | **29.4** | **101.7** |
| **Asia Pacific** | **2.1** | **7.4** |
| **Others** | **5.0** | **17.2** |
| **Total** | **100.0** | **346.2** |



**ELP Revenue by Region**
for the six months ended 30th September 2008

| | % | US$ million |
|---|---|---|
| **North America** | **47.7** | **138.4** |
| **Europe** | **44.5** | **129.1** |
| **Asia Pacific** | **3.0** | **8.7** |
| **Others** | **4.8** | **13.9** |
| **Total** | **100.0** | **290.1** |



## Further Revenue Increases at the ELP Business

Revenue at the electronic learning products (ELP) business rose 10.7% over the first six months of the previous financial year to US$290.1 million, accounting for 37.3% of Group revenue.

Standalone products led the way, with particularly strong increases in the infant category, as we enhanced our product offering and reaped the rewards of more shelf space. There were also good contributions from Kidizoom Camera™ and V-Motion™. During the period, standalone products accounted for 68.0% of total ELP revenue whereas platform products, including all consoles, cartridges and accessories, accounted for the remaining 32.0%.

Our exciting range of products once again garnered a number of important awards during the period. The motion activated educational video gaming platform V-Motion was included in the Toys "R" Us "Hot Toy" List and named as one of Walmart's "12 Toys of Christmas". The product also received the Creative Child Seal of Excellence Award and The National Parenting Center Seal of Approval. The creativity-enhancing KidiArt Studio™, meanwhile, earned a Creative Child 2008 Toy of the Year Award and was named one of The Toy Book/Redbook's Toy Insider "Hot 20 Toys for the Holidays".

## CMS Business Continues to Outperform

The contract manufacturing services (CMS) business saw revenue increase by 22.7% to US$142.2 million in the first half of the financial year 2009, representing 18.2% of Group revenue.

Despite difficult market conditions, the business was able to achieve a rate of growth that outpaced the industry.

In the field of power supply, we increased our share of the order flows of existing customers while in solid state lighting, orders from existing customers grew on the back of rising market demand.

We continued to expand our customer base in the professional audio arena, as our reputation in the industry continued to grow. The professional audio sector enjoys relatively stable growth, is less competitive and more resilient to economic downturns.

Switching mode power supplies regained its position as the largest product category of the CMS business in the first half of the financial year 2009, accounting for 29.5% of total CMS revenue. This category was followed by professional audio equipment at 26.5%, home appliances at 16.4% and wireless products at 10.4%.

Geographically, both North America and Europe recorded sales growth during the period, with revenue increasing by 29.1% and 26.9% to US$59.5 million and US$67.5 million respectively. In the Asia Pacific region, revenue declined by 8.4% to US$15.2 million.

**CMS Revenue by Region**
for the six months ended 30th September 2008

| | % | US$ million |
|---|---|---|
| North America | 41.8 | 59.5 |
| Europe | 47.5 | 67.5 |
| Asia Pacific | 10.7 | 15.2 |
| Total | 100.0 | 142.2 |



## Outlook

In light of the weakening market, we cautioned investors during our annual results announcement in July 2008 not to expect growth for the financial year 2009. It is by now clear that the United States and the European markets are entering into recession and that increasing unemployment and weak consumer confidence are leading to a decrease in consumer spending. Although we have managed to maintain sales growth in the first half, it is unrealistic to expect growth for the full year. We expect this Christmas to be the slowest selling season in recent years and the poor economic environment to continue throughout 2009 at least.

As have mentioned earlier, the bright spots in the picture are that wage pressures are decreasing, the cost of raw materials is declining and the rise of the Renminbi has slowed. The pace of industry consolidation, meanwhile, has increased and this favours strong players such as VTech.

Looking at our operations, in the TEL business, we expect continued weakness at the branded business, since sales of cordless phones will be affected by the slowing US economy. A major competitor has recently exited the market, however, which should enable us to gain further market share. In addition, our range of cordless phones is being joined by cordless headsets which have been on the shelves since October this year. These products have already started to contribute to sales in the second half of the financial year 2009.

The ODM business is expected to maintain momentum and post continued sales increases during the second half of the financial year. We expect to add new customers and increase the share of orders from our existing customers as competitors weaken and we deliver better products that are competitively priced. Our sole supplier agreement with Deutsche Telekom will start to contribute to sales early in the calendar year 2009.

Sales at the ELP business are expected to decline in the second half of the financial year for a number of reasons. Recent point-of-sales data in North America have shown a softening of consumer demand and in anticipation of a further slowdown, customers are reducing inventory and slowing some replenishment orders. With the European economies entering into recession, we expect a slower Christmas season in these markets also.

Despite this, we will step up our promotional efforts to ensure a good sell-through during the holiday season. In addition, we expect our standalone products, especially those in the infant category, to maintain their strong momentum and we anticipate gaining more shelf space in this category in the calendar year 2009. We have also developed a new infant line that will be introduced next year. This will enable us to expand out of the learning aisle into the infant aisle, giving the ELP business a new avenue of growth.

Second half sales at the CMS business are also expected to slow, again as customers reduce orders and inventory in anticipation of declining consumer demand. Nonetheless, we will continue to streamline work processes and increase automation in order to raise productivity, reduce dependence on labour and improve product quality. In the longer term, we are optimistic about the growth of the CMS business, since pressure on margins is likely to lead to more outsourcing of design and production, which would benefit the business. In addition, the product areas in which we operate are less subject to competition than the overall Electronic Manufacturing Services market, and we still anticipate steady growth in areas such as solid state lighting, the market for which continues to expand worldwide.

In summary, we believe the poor economic environment will continue throughout 2009 at least. However, VTech is prepared for the downturn and is responding through tightened cost control, a rationalisation of operations and measures to enhance productivity. The Group is already benefiting from lower input costs and market consolidation. Our sound strategy based on product innovation, gains in market share, geographic expansion and operational excellence will enable us to weather the downturn and emerge an even stronger company.

**Allan WONG Chi Yun**
*Chairman*

Hong Kong, 19th November 2008

## Revenue

The Group revenue for the six-month period ended 30th September 2008 reached US$778.5 million, an increase of US$44.4 million or 6.0% over the corresponding period of the previous financial year. This was mainly due to higher sales at the ELP and CMS businesses, offsetting a slight decrease in revenue at the TEL business as compared with the same period of the financial year 2008.

The TEL business recorded a slight decrease in revenue of 2.8% to US$346.2 million. In North America, where it was largely a branded business, revenue declined by 13.3% over the same period of the last financial year. Although the business continued to gain market share during the period, this was more than offset by a faster than expected contraction of the US cordless phone market as the US economy deteriorated. Outside the North American market, our ODM business continued to perform well, revenue from the European market rose by 17.3% over the corresponding period of the previous financial year. Revenue from the Asia Pacific and other regions also rose by 111.4% and 39.8% respectively. Growth was mainly driven by strong demand from new customers and increasing sales from existing customers.

The ELP business continued to record growth in revenue, which increased by 10.7% to US$290.1 million compared with the same period of the previous financial year. The growth was mainly driven by the increased sales in standalone products, particularly the infant category, as we enhanced our product offering and reaped the rewards of more shelf space. Kidizoom Camera and V-Motion also contributed to the increase in revenue in current financial period.

For the CMS business, revenue increased by 22.7% compared with the first six months of the last financial year, reaching US$142.2 million. The growth was mainly driven by strong demand from certain major customers for some categories of products, in particular switching mode power supply, home appliances and wireless products.

### Group Revenue
for the six months ended 30th September


US$ million
800
600
400
200
0
734.1
778.5
2007
2008

### Group Revenue by Product Line
for the six months ended 30th September 2008

| | % | US$ million |
|---|---|---|
| Telecommunication Products | 44.5 | 346.2 |
| Electronic Learning Products | 37.3 | 290.1 |
| Contract Manufacturing Services | 18.2 | 142.2 |
| Total | 100.0 | 778.5 |



The Group's revenue from its three core businesses was: 44.5% from the TEL business, 37.3% from the ELP business and 18.2% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 53.7% of Group revenue for the first half of the financial year 2009. Europe and Asia Pacific accounted for 38.3% and 4.0% respectively. The change in the relative contribution of the three regions as compared with the same period of the previous financial year mainly reflects the increased revenue from all of the Group's businesses in Europe, which more than offset the sales reduction at the TEL business in North America, while the ELP and CMS businesses also achieved growth in North America.

### Group Revenue by Region
for the six months ended 30th September 2008

| | % | US$ million |
|---|---|---|
| North America | 53.7 | 417.8 |
| Europe | 38.3 | 298.3 |
| Asia Pacific | 4.0 | 31.3 |
| Others | 4.0 | 31.1 |
| Total | 100.0 | 778.5 |



## Gross Profit/Margin

The gross profit for the six-month period ended 30th September 2008 was US$263.4 million, an increase of US$15.9 million compared to the US$247.5 million recorded in the previous financial period. Gross margin for the period increased slightly from 33.7% to 33.8%. Although all businesses had cost pressure from rising labour costs, high raw material prices, inflation in mainland China and the appreciation of the Renminbi during the financial period, the Group was able to maintain gross profit margin as management implemented measures to enhance operational efficiency in the manufacturing process, better product engineering and raise productivity.

## Operating Profit/Margin

The operating profit for the six-month ended 30th September 2008 was US$74.8 million, a decrease of US$17.9 million or 19.3% over the corresponding period of last financial year. The operating profit margin also decreased from 12.6% in the previous financial period to 9.6% in the current financial period.

Selling and distribution costs increased by 10.6% from US$106.2 million in the first six months of the previous financial period to US$117.5 million in the current financial period. Selling and distribution costs as a percentage of Group revenue increased from 14.5% in the previous financial period to 15.1% in the current financial period. The increase was mainly attributable to the increased spending on advertising and promotional activities at the ELP business in the first half of the financial year 2009.

Administrative and other operating expenses increased from US$22.2 million in the previous financial period to US$41.5 million in the current financial period. An exchange loss of US$11.2 million arising from the Group's global operations in the ordinary course of business was recorded under administrative and other operating expenses in the current financial period because of the depreciation of the Euro and Sterling against the US dollar. This contrasted with an exchange gain of US$8.0 million recorded in the corresponding period of the previous financial year. Excluding the effect of exchange differences, the administrative and other operating expenses slightly increased by US$0.1 million compared to the previous financial period. However, the administrative and other operating expenses as a percentage of Group revenue, excluding the effect of exchange differences, actually decreased from 4.1% in the previous financial period to 3.9% in the current financial period.

Research and development (R&D) activities are vital for the long-term development of the Group. During the first half of the financial year 2009, the Group spent US$29.6 million on R&D activities, which represented around 3.8% of total Group revenue.

**Profit Attributable to Shareholders**

for the six months ended 30th September


US$ million
100
80
60
40
20
0
86.5
68.8
2007
2008

## Net Profit and Dividends

The profit attributable to shareholders for the period ended 30th September 2008 was US$68.8 million, a decrease of US$17.7 million as compared to the corresponding period of the previous financial year.

Basic earnings per share for the period ended 30th September 2008 was US28.2 cents as compared to US36.0 cents in the first half of the previous financial year. Since the balance sheet date, the directors have proposed an interim dividend of US12.0 cents per share, which will aggregate to US$29.5 million.

## Liquidity and Financial Resources

The Group's financial resources remain strong. As at 30th September 2008, the Group had net cash plus currency-linked deposits with principal protected of US$163.0 million. The Group is substantively debt-free, except for an insignificant amount of borrowing in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within one year. The Group has adequate liquidity to meet its current and future working capital requirements.

## Treasury Policies

The Group's treasury policies are designed to mitigate the impact of fluctuations in foreign currency exchange rates arising from the Group's global operations and to minimize the Group's financial risks. The Group cautiously uses derivatives, principally forward foreign exchange contracts as appropriate for risk management purposes only, for hedging transactions and for managing the Group's assets and liabilities. It is the Group's policy not to enter into derivative transactions for speculative purposes.

## Working Capital

The level of stock and trade debtors as at 30th September 2008 were US$207.3 million and US$338.7 million respectively, as compared to US$132.4 million and US$182.2 million as at 31st March 2008. The increase in stock level was primarily to cater for the increased demand for the products of the three core businesses in the second half of the financial year. The increase in trade debtors was mainly due to increased in sales at the ELP and CMS businesses in the first six months period. The increase in sales at the TEL business in Europe also led to a higher trade debtors balance because European customers in our ODM business tend to have longer settlement period. The turnover days for stock and trade debtors were 95 days and 62 days respectively compared to 112 days and 63 days in the corresponding period of the last financial year.

## Capital Expenditure and Contingencies

For the period ended 30th September 2008, the Group invested US$16.3 million in the construction of buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

As of the financial period end date, the directors have been advised that certain accusations of infringements of patents have been lodged against the Company and its subsidiaries. In the opinion of the legal counsel, it is too early to evaluate the outcome of these cases and provisions have been made only to the extent that the amounts can be reliably estimated.

# Consolidated Financial Statements

## Consolidated Income Statement

| | Note | (Unaudited) Six months ended 30th September 2008 US$ million | 2007 US$ million | (Audited) Year ended 31st March 2008 US$ million |
|---|---|---|---|---|
| **Revenue** | 2 | **778.5** | 734.1 | 1,552.0 |
| Cost of sales | | **(515.1)** | (486.6) | (969.0) |
| **Gross profit** | | **263.4** | 247.5 | 583.0 |
| Selling and distribution costs | | **(117.5)** | (106.2) | (248.5) |
| Administrative and other operating expenses | | **(41.5)** | (22.2) | (54.3) |
| Research and development expenses | | **(29.6)** | (26.4) | (51.3) |
| **Operating profit** | 2&3 | **74.8** | 92.7 | 228.9 |
| Net finance income | | **3.5** | 5.3 | 8.7 |
| Share of results of associates | | **-** | - | - |
| **Profit before taxation** | | **78.3** | 98.0 | 237.6 |
| Taxation | 4 | **(9.5)** | (11.5) | (21.9) |
| **Profit attributable to shareholders** | | **68.8** | 86.5 | 215.7 |
| **Interim dividend** | 5 | **29.5** | 29.1 | 29.1 |
| **Final dividend** | 5 | | | 124.2 |
| **Earnings per share (US cents)** | 6 | | | |
| – Basic | | **28.2** | 36.0 | 89.4 |
| – Diluted | | **28.0** | 35.3 | 88.2 |

## Consolidated Statement of Changes in Shareholders' Funds

| | Note | (Unaudited) Six months ended 30th September 2008 US$ million | 2007 US$ million | (Audited) Year ended 31st March 2008 US$ million |
|---|---|---|---|---|
| Shareholders' funds at beginning of period | | **452.3** | 343.3 | 343.3 |
| Exercise of share options | | **6.8** | 3.7 | 5.9 |
| Realisation of hedging reserve | | **(0.4)** | 0.5 | 9.8 |
| Fair value gains/(losses) on hedging during the period | | **1.4** | (1.7) | (10.8) |
| Capital reserve on employee share option scheme | | **0.9** | 0.4 | 0.9 |
| Exchange translation differences | | **(5.3)** | 5.0 | 15.4 |
| Net gains and (losses) not recognised in the income statement | | **3.4** | 7.9 | 21.2 |
| Profit attributable to shareholders | | **68.8** | 86.5 | 215.7 |
| Dividends approved and paid during the period | 5 | **(125.4)** | (98.8) | (127.9) |
| **Shareholders' funds at end of period** | | **399.1** | 338.9 | 452.3 |

## Consolidated Balance Sheet

| | Note | (Unaudited) 30th September 2008 US$ million | 2007 US$ million | (Audited) 31st March 2008 US$ million |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Tangible assets | 7 | **101.5** | 84.4 | 101.3 |
| Leasehold land payments | | **3.8** | 3.7 | 3.8 |
| Deferred tax assets | | **9.4** | 11.1 | 6.9 |
| Investments | | **0.2** | 0.2 | 0.2 |
| | | **114.9** | 99.4 | 112.2 |
| **Current assets** | | | | |
| Stocks | | **207.3** | 225.7 | 132.4 |
| Debtors and prepayments | 8 | **377.0** | 369.2 | 229.2 |
| Financial assets at fair value through profit or loss | | **19.3** | - | 14.7 |
| Taxation recoverable | | **0.3** | 0.2 | 0.7 |
| Deposits and cash | | **143.7** | 114.9 | 285.4 |
| | | **747.6** | 710.0 | 662.4 |
| **Current liabilities** | | | | |
| Creditors and accruals | 9 | **(395.5)** | (391.8) | (262.1) |
| Provisions | | **(48.5)** | (49.7) | (46.4) |
| Taxation payable | | **(16.1)** | (24.7) | (9.3) |
| | | **(460.1)** | (466.2) | (317.8) |
| **Net current assets** | | **287.5** | 243.8 | 344.6 |
| **Total assets less current liabilities** | | **402.4** | 343.2 | 456.8 |
| **Non-current liabilities** | | | | |
| Deferred tax liabilities | | **(3.3)** | (4.3) | (4.5) |
| **Net assets** | | **399.1** | 338.9 | 452.3 |
| **Capital and reserves** | | | | |
| Share capital | 10 | **12.3** | 12.0 | 12.1 |
| Reserves | 11 | **386.8** | 326.9 | 440.2 |
| **Shareholders' funds** | | **399.1** | 338.9 | 452.3 |

## Condensed Consolidated Cash Flow Statement

| | (Unaudited) Six months ended 30th September 2008 US$ million | 2007 US$ million | (Audited) Year ended 31st March 2008 US$ million |
|---|---|---|---|
| **Net cash (used in)/generated from operating activities** | **(4.5)** | (22.7) | 213.0 |
| **Net cash used in investing activities** | **(21.1)** | (27.8) | (61.6) |
| **Net cash used in financing activities** | **(118.6)** | (95.1) | (122.2) |
| Effect of exchange rate changes | **2.5** | 4.0 | 9.7 |
| **(Decrease)/increase in cash and cash equivalents** | **(141.7)** | (141.6) | 38.9 |
| Cash and cash equivalents at beginning of period | **285.4** | 246.5 | 246.5 |
| **Cash and cash equivalents at end of period** | **143.7** | 104.9 | 285.4 |
| **Analysis of the balance of cash and cash equivalents** | | | |
| Deposits and cash in the consolidated balance sheet | **143.7** | 114.9 | 285.4 |
| Less: Bank deposits with maturity greater than three months | **-** | (10.0) | - |
| **Cash and cash equivalents in the condensed consolidated cash flow statement** | **143.7** | 104.9 | 285.4 |

The notes on pages 7 to 10 form an integral part of these consolidated financial statements.

# Notes to the Consolidated Financial Statements

## 1 Basis of Preparation

The Directors are responsible for preparing the Interim Report, including the consolidated financial statements in accordance with applicable law and regulations. The unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 ("IAS 34") – Interim Financial Reporting adopted by the International Accounting Standards Board (the "IASB").

The same accounting policies adopted in the 2008 annual financial statements have been applied to the Interim Report.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain properties.

The preparation of an Interim Report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The Interim Report has not been audited or reviewed by the auditors pursuant to the Auditing Practices Board guidance on "Review of Interim Financial Information".

The financial information relating to the financial year ended 31st March 2008 included in the Interim Report does not constitute the Company's annual financial statements prepared under International Financial Reporting Standard ("IFRS") for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2008 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 3rd July 2008.

## 2 Segment Information

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The directors consider that these activities constitute one business segment since these activities are related and are subject to common risks and returns.

Segment information regarding the Group's revenue and results by geographical market is presented below:

| | **(Unaudited) Six months ended 30th September** | | | |
|---|---|---|---|---|
| | **Revenue 2008 US$ million** | Revenue 2007 US$ million | **Operating profit 2008 US$ million** | Operating profit 2007 US$ million |
| North America | **417.8** | 420.2 | **27.4** | 42.1 |
| Europe | **298.3** | 262.9 | **37.2** | 40.9 |
| Asia Pacific | **31.3** | 26.6 | **5.2** | 4.8 |
| Others | **31.1** | 24.4 | **5.0** | 4.9 |
| | **778.5** | 734.1 | **74.8** | 92.7 |

## 3 Operating Profit

The operating profit is arrived at after charging/(crediting) the following:

| | | **(Unaudited) Six months ended 30th September** | |
|---|---|---|---|
| | Note | **2008 US$ million** | 2007 US$ million |
| Depreciation charges | 7 | **15.7** | 13.2 |
| Loss on disposal of tangible assets | | **0.2** | 0.2 |
| Net foreign exchange loss/(gain) | | **11.6** | (8.5) |
| Net (gain)/loss on forward foreign exchange contracts | | **(0.4)** | 0.5 |

## 4 Taxation

| | **(Unaudited) Six months ended 30th September** | |
|---|---|---|
| | **2008 US$ million** | 2007 US$ million |
| **Company and subsidiaries** | | |
| Income tax | | |
| – Hong Kong | **10.1** | 13.3 |
| – Overseas | **3.1** | 3.7 |
| Deferred tax | | |
| – Origination and reversal of temporary differences | **(3.7)** | (5.5) |
| | **9.5** | 11.5 |
| Income tax | **13.2** | 17.0 |
| Deferred tax | **(3.7)** | (5.5) |
| | **9.5** | 11.5 |

Provision for Hong Kong profits tax and overseas taxation has been calculated at rates of tax prevailing in the countries in which the Group operates.

## 5 Dividends

(a) Dividends attributable to the period:

| | (Unaudited) Six months ended 30th September 2008 US$ million | 2007 US$ million |
|---|---|---|
| Interim dividend of US12.0 cents (2007: US12.0 cents) per share declared | **29.5** | 29.1 |

The interim dividend was proposed after the balance sheet date and has not been recognised as liabilities at the balance sheet date.

(b) The final dividend of US51.0 cents (2007: US41.0 cents) per ordinary share for the year ended 31st March 2008, but proposed after that date, was estimated to be US$124.2 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 5th September 2008. This final dividend was approved by shareholders at the Annual General Meeting on 5th September 2008. As a result of shares issuance upon exercise of share options during the period between 1st April 2008 and 5th September 2008, the final dividend paid in respect of the year ended 31st March 2008 totaled US$125.4 million (2007: US$98.8 million).

## 6 Earnings per Share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$68.8 million (2007: US$86.5 million).

The basic earnings per share is based on the weighted average of 243.8 million (2007: 240.3 million) ordinary shares in issue during the period. The diluted earnings per share is based on 245.4 million (2007: 244.6 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

## 7 Tangible Assets

| | (Unaudited) 30th September 2008 US$ million |
|---|---|
| At beginning of period | **101.3** |
| Additions | **16.3** |
| Disposals | **(0.4)** |
| Depreciation | **(15.7)** |
| **At end of period** | **101.5** |

## 8 Debtors and Prepayments

Debtors and prepayments of US$377.0 million (31st March 2008: US$229.2 million) includes trade debtors of US$338.7 million (31st March 2008: US$182.2 million).

An aging analysis of net trade debtors by transaction date is as follows:

| | (Unaudited) 30th September 2008 US$ million | (Audited) 31st March 2008 US$ million |
|---|---|---|
| 0-30 days | **194.7** | 88.8 |
| 31-60 days | **93.4** | 48.1 |
| 61-90 days | **45.0** | 30.3 |
| >90 days | **5.6** | 15.0 |
| Total | **338.7** | 182.2 |

The majority of the Group's sales is on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

## 9 Creditors and Accruals

Creditors and accruals of US$395.5 million (31st March 2008: US$262.1 million) includes trade creditors of US$202.3 million (31st March 2008: US$106.2 million).

An aging analysis of trade creditors by transaction date is as follows:

| | (Unaudited) 30th September 2008 US$ million | (Audited) 31st March 2008 US$ million |
|---|---|---|
| 0-30 days | **81.7** | 53.3 |
| 31-60 days | **71.7** | 27.7 |
| 61-90 days | **34.9** | 17.7 |
| >90 days | **14.0** | 7.5 |
| Total | **202.3** | 106.2 |

## 10 Share Capital and Share Options

### Share Capital

| | (Unaudited) 30th September 2008 US$ million | (Audited) 31st March 2008 US$ million |
|---|---|---|
| *Authorised* | | |
| Ordinary shares: | | |
| 400,000,000 (31st March 2008: 400,000,000) of US$0.05 each | **20.0** | 20.0 |

| | (Unaudited) 30th September 2008 No. of shares | (Unaudited) 30th September 2008 US$ million | (Audited) 31st March 2008 No. of shares | (Audited) 31st March 2008 US$ million |
|---|---|---|---|---|
| *Issued and fully paid* | | | | |
| Ordinary shares of US$0.05 each: | | | | |
| At beginning of period/year | **242,577,133** | **12.1** | 239,112,133 | 11.9 |
| Issued shares upon exercise of share options | **3,265,000** | **0.2** | 3,465,000 | 0.2 |
| At end of period/year | **245,842,133** | **12.3** | 242,577,133 | 12.1 |

Note: Subsequent to the balance sheet date and up to 19th November 2008, the issued and fully paid share capital of the Company was increased to 245,852,133 ordinary shares upon the exercise of 10,000 share options.

### Share Options

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of adoption of the 2001 Scheme, to grant options to full time employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) or any other person who devotes substantially all of his time and efforts to the business, management and operation of the Company and/or any subsidiary of the Group to subscribe for shares in the Company at prices to be determined by the directors in accordance with the requirements of the Listing Rules.

As at 30th September 2008, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 4,008,000, which represented approximately 1.6% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

| Date of grant | Exercise price | Exercisable period (Note 1) | Balance in issue at 1st April 2008 | Number of Share options granted during the period | Number of Share options exercised during the period | Balance in issue at 30th September 2008 |
|---|---|---|---|---|---|---|
| 23rd March 2005 | HK$11.41 | 23rd March 2008 to 22nd April 2010 | 1,355,000 | - | (1,265,000) (Note 3) | **90,000** |
| 12th August 2005 | HK$19.3 | 26th August 2008 to 25th August 2010 | 2,000,000 | - | (2,000,000) (Note 4) | **-** |
| 17th April 2008 | HK$41.07 | 23rd April 2009 to 29th April 2011 | - | 1,306,000 (Note 2) | - | **1,306,000** |
| 17th April 2008 | HK$41.07 | 23rd April 2010 to 29th April 2012 | - | 1,306,000 (Note 2) | - | **1,306,000** |
| 17th April 2008 | HK$41.07 | 23rd April 2011 to 29th April 2013 | - | 1,306,000 (Note 2) | - | **1,306,000** |
| | | | 3,355,000 | 3,918,000 | (3,265,000) | **4,008,000** |

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Interim Report. The 2001 Scheme does not specify any minimum holding period before the option can be exercised but the Board has the authority to determine the minimum holding period at the time of grant of any particular option.

Note 2: On 17th April 2008, the Company granted 3,918,000 options to certain employees of the Company and its subsidiaries pursuant to the 2001 Scheme. The closing price per share as at the date immediately before on which options were granted was HK$39.50.

Note 3: An aggregate of 1,265,000 share options were exercised at the exercise price of HK$11.41 per share during the financial period. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$43.94 per share and HK$43.60 per share respectively.

Note 4: An aggregate of 2,000,000 share options were exercised at the exercise price of HK$19.3 per share during the financial period. The weighted average closing prices of the shares of the Company immediately before the date on which the options were exercised and at the date of exercise were HK$47.00 per share and HK$45.40 per share respectively.

Note 5: No options were lapsed or cancelled during the period.

Note 6: At the Company's annual general meeting held on 5th September 2008, the scheme mandate limit was refreshed to 24,584,213 shares, representing 10% of the number of issued shares of the Company as at the date of passing the resolution.

# Notes to the Consolidated Financial Statements

## 10 Share Capital and Share Options (Continued)

### Share Options (Continued)

Share option expenses charged to the consolidated income statement are determined with the Black-Scholes model based on the following assumptions:

| | Date of grant | | | | |
|---|---|---|---|---|---|
| | 23rd March 2005 (Note 1) | 12th August 2005 (Note 1) | 17th April 2008 (Note 2) | 17th April 2008 (Note 2) | 17th April 2008 (Note 2) |
| Fair value of each share option as of the date of grant | HK$3.1 | HK$5.4 | HK$5.18 | HK$5.76 | HK$5.95 |
| Closing price at the date of grant | HK$11.4 | HK$19.3 | HK$40.1 | HK$40.1 | HK$40.1 |
| Exercise price | HK$11.41 | HK$19.3 | HK$41.07 | HK$41.07 | HK$41.07 |
| Expected volatility | 47.5% | 48.0% | 43.33% | 43.33% | 43.33% |
| Annual risk-free interest rate | 4.0% | 3.9% | 1.22% | 1.56% | 1.88% |
| Expected average life of options | 3.5 years | 3.5 years | 1.5 years | 2.5 years | 3.5 years |
| Expected dividend yield | 5.5% | 5.1% | 10.3% | 10.3% | 10.3% |
| Exercisable period | 23rd March 2008 to 22nd April 2010 | 26th August 2008 to 25th August 2010 | 23rd April 2009 to 29th April 2011 | 23rd April 2010 to 29th April 2012 | 23rd April 2011 to 29th April 2013 |

Note 1: The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date.

Note 2: The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the two years immediately preceding the grant date.

## 11 Reserves

| | (Unaudited) 30th September 2008 US$ million | (Audited) 31st March 2008 US$ million |
|---|---|---|
| Share premium | 106.8 | 98.3 |
| Other properties revaluation reserve | 6.1 | 6.1 |
| Revenue reserve | 261.7 | 318.3 |
| Exchange reserve | 11.4 | 16.7 |
| Capital reserve | 0.8 | 1.8 |
| Hedging reserve | – | (1.0) |
| | 386.8 | 440.2 |

## 12 Capital Commitments

| | (Unaudited) 30th September 2008 US$ million | (Audited) 31st March 2008 US$ million |
|---|---|---|
| Capital commitments for property, plant and equipment: | | |
| Authorised but not contracted for | 20.2 | 29.0 |
| Contracted but not provided for | 25.8 | 28.2 |
| | 46.0 | 57.2 |

## 13 Contingent Liabilities

The directors have been advised that certain accusations of infringements of patents have been lodged against the Company and its subsidiaries. In the opinion of the legal counsel, it is too early to evaluate the outcome of these cases and provisions have been made only to the extent that the amounts can be reliably estimated.

## 14 Possible Impact of Amendments, New Standards and Interpretations Issued but not yet effective for the Annual Accounting period ending 31st March 2009

Up to the date of issue of these interim financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31st March 2009 and which have not been adopted in these interim financial statements:

| | Effective for accounting period beginning on or after |
|---|---|
| IFRS 8, Operating Segments | 1st January 2009 |
| IAS 23 (March 2007), Borrowing costs | 1st January 2009 |
| IFRIC 13, Customer loyalty programmes | 1st July 2008 |

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these interim financial statements, the Group believes that the adoption of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

## 15 Approval of Interim Report

The interim report was approved by the Board on 19th November 2008.

## Interim Dividend

The Board has declared an interim dividend of US12.0 cents per ordinary share in respect of the six months ended 30th September 2008, payable on 24th December 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on 19th December 2008.

The interim dividend will be payable in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars which calculated at the rate of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 15th December 2008.

## Closure of Register of Members

The register of members of the Company will be closed from 15th December 2008 to 19th December 2008, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company no later than 4:00 p.m., the local time of the share registrars, on Friday, 12th December 2008.

The principal registrar is Butterfield Fulcrum Group (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

## Share Capital and Share Options

Details of the movements in share capital and share options of the Company are set out in note 10 to the consolidated financial statements.

## Directors' Interests and Short positions in Shares, Underlying Shares and Debentures

As at 30th September 2008, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Listing Rules as adopted by the Company, were as follows:

### (1) Interests in the Company

| Name of director | Number of shares | | | Equity derivatives (share options) | Total | Approximate percentage of shareholding |
|---|---|---|---|---|---|---|
| | Personal interest | Family interest | Other interest | | | |
| Allan WONG Chi Yun | 17,654,393 | 3,968,683 | 74,101,153 (Note 1) | 1,488,000 | 97,212,229 | 39.5% |
| Edwin YING Lin Kwan | 200 | – | – | – | 200 | – |
| PANG King Fai | – | – | – | 794,000 | 794,000 | 0.3% |
| William FUNG Kwok Lun | 449,430 | – | 592,200 (Note 2) | – | 1,041,630 | 0.4% |
| Michael TIEN Puk Sun | – | – | 423,000 (Note 3) | – | 423,000 | 0.2% |

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Dr. Allan WONG Chi Yun, a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Golden Step Limited which was beneficially owned by Dr. William FUNG Kwok Lun.

Note 3: The shares were registered in the name of Romsley International Limited which was a wholly owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust in which Mr. Michael TIEN Puk Sun is the founder.

Note 4: All the interests stated above represent long positions.

## Directors' Interests and Short positions in Shares, Underlying Shares and Debentures (Continued)

### (2) Share Options of the Company

| | | | | Number of share options held | |
|---|---|---|---|---|---|
| Name of director | Date of grant | Exercise price | Exercisable period | as at 1st April 2008 | as at 30th September 2008 |
| Allan WONG Chi Yun | 12th August 2005 | HK$19.3 | 26th August 2008 to 25th August 2010 | 2,000,000 | - (Note 1) |
| | 17th April 2008 | HK$41.07 | 24th April 2009 to 23rd April 2011 | - | 496,000 (Note 2) |
| | 17th April 2008 | HK$41.07 | 24th April 2010 to 23rd April 2012 | - | 496,000 (Note 2) |
| | 17th April 2008 | HK$41.07 | 24th April 2011 to 23rd April 2013 | - | 496,000 (Note 2) |
| PANG King Fai | 8th April 2005 | HK$11.41 | 8th April 2008 to 7th April 2010 | 50,000 | 50,000 |
| | 17th April 2008 | HK$41.07 | 23rd April 2009 to 22nd April 2011 | - | 248,000 (Note 2) |
| | 17th April 2008 | HK$41.07 | 23rd April 2010 to 22nd April 2012 | - | 248,000 (Note 2) |
| | 17th April 2008 | HK$41.07 | 23rd April 2011 to 22nd April 2013 | - | 248,000 (Note 2) |

Note 1: The weighted average closing price per share immediately before the date on which options were exercised was HK$47.00.

Note 2: The closing price per share immediately before the date on which the options were granted was HK$39.50.

Save as disclosed above, as at 30th September 2008, none of the directors and chief executive of the Company had any interest or short position in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO or notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

## Substantial Shareholdings

As at 30th September 2008, other than the interests of the directors or chief executive of the Company as disclosed above, shareholders who had interests or short positions in the shares or underlying shares of the Company of 5% or more which fall to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register to be kept by the Company under Section 336 of the SFO, were as follows:

| Name of shareholder | Capacity | Number of shares held | Approximate percentage of shareholding |
|---|---|---|---|
| Trustcorp Limited | Interest of controlled corporation (Notes 1 & 2) | 74,101,153 | 30.1% |
| Newcorp Limited | Interest of controlled corporation (Notes 1 & 2) | 74,101,153 | 30.1% |
| Newcorp Holdings Limited | Interest of controlled corporation (Notes 1 & 2) | 74,101,153 | 30.1% |
| David Henry Christopher HILL | Interest of controlled corporation (Notes 1 & 2) | 74,101,153 | 30.1% |
| David William ROBERTS | Interest of controlled corporation (Notes 1 & 2) | 74,101,153 | 30.1% |
| Rebecca Ann HILL | Interest of spouse (Notes 1 & 2) | 74,101,153 | 30.1% |
| Honorex Limited | Beneficial owner (Notes 1 & 2)<br>Interest of controlled corporation (Notes 1 & 2) | 1,416,325<br>65,496,225 | 27.2% |
| Conquer Rex Limited | Beneficial owner (Notes 1 & 2) | 65,496,225 | 26.6% |
| Templeton Asset Management Limited | Investment manager (Note 2) | 24,531,000 | 10.0% |

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Dr. Allan WONG Chi Yun ("Dr. WONG"), a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Dr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "Directors' Interests and Short positions in Shares, Underlying Shares and Debentures" above. Trustcorp Limited was wholly owned by Newcorp Limited which was in turn wholly owned by Newcorp Holdings Limited. Each of Mr. David Henry Christopher HILL and Mr. David William ROBERTS was deemed to be interested in such shares through its 35% interest in Newcorp Holdings Limited. Ms. Rebecca Ann HILL, being the spouse of Mr. David Henry Christopher HILL, was deemed to be interested in such shares by virtue of SFO.

Note 2: All the interests stated above represent long positions.

## Substantial Shareholdings (Continued)

Save as disclosed above, as at 30th September 2008, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in the shares and underlying shares of the Company which fall to be disclosed to the Company under Part XV of the SFO or which were recorded in the register required to be kept by Company under Section 336 of the SFO.

## Share Options Scheme

The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include executive directors and employees of the Company and its subsidiaries. On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

Details of the 2001 Scheme are set out in note 10 to the consolidated financial statements.

## Purchase, Sale or Redemption of Listed Shares

The Company has not redeemed any of its shares during the six months ended 30th September 2008. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

## Corporate Governance Practices

VTech Holdings Limited is incorporated in Bermuda. The Company has its share listing on the Hong Kong Stock Exchange and London Stock Exchange Plc ("London Stock Exchange"). With effect from 7th October 2008, the Company was voluntarily delisted from London Stock Exchange. The corporate governance rules applicable to the Company is the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules. Throughout the six months ended 30th September 2008, the Company has complied with all the code provisions of the Code and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code as described below.

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Dr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board, as four out of seven of our directors are independent non-executive directors. The Board believes the appointment of Dr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee with defined terms of reference which are of no less exacting terms than those set out in the Code. Corporate governance practices adopted by the Company during the six months ended 30th September 2008 are in line with those practices set out in the Company's 2008 Annual Report.

## Model Code of Securities Transactions

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Interim Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein for the six months ended 30th September 2008.

## Audit Committee

The Audit Committee is chaired by Mr. Denis Morgie HO Pak Cho, with Dr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung as members, all of whom are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee has reviewed with management of the Company the accounting principles and practices adopted by the Group and financial reporting matters including the review of the unaudited interim consolidated financial statements for the six months ended 30th September 2008.

# Information for Shareholders

## Listing

Shares of VTech Holdings Limited are listed on The Stock Exchange of Hong Kong Limited. Ordinary shares are also available in the form of American Depositary Receipts through the Bank of New York Mellon.

## Stock Codes

| | |
|---|---|
| The Stock Exchange of Hong Kong Limited | 00303 |
| American Depositary Receipts | VTKHY |

## Financial Calendar

| | |
|---|---|
| Closure of Register of Members | 15th – 19th December 2008 (both dates inclusive) |
| Payment of Interim Dividend | 24th December 2008 |
| FY2009 Annual Results Announcement | June 2009 |

## Share Registrars

### Principal

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda
Tel: (441) 299 3882
Fax: (441) 295 6759

### Hong Kong Branch

Computershare Hong Kong Investor Services Limited
Room 1712-16, 17th Floor,
Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2862 8628
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

## American Depositary Receipts

The Bank of New York Mellon
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
United States
Tel: 1 888 BNY ADRS (US domestic toll free)
(1) 201 680 6825 (International)
Email: shareowners@bankofny.com

## Share information

| | |
|---|---|
| Board Lot | 1,000 shares |
| Issued Shares as at 30th September 2008 | 245,842,133 shares |

## Dividend

| | |
|---|---|
| Dividend per share for the six months ended 30th September 2008 | US12.0 cents per ordinary share |

## Investor Relations Contact

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

## Website

www.vtech.com
www.irasia.com/listco/hk/vtech

於二零零九財政年度上半年，集團的收入上升，但盈利主要受匯兌因素影響而減少。雖然環球經濟放緩在我們預期之內，但其全面影響難以預測。集團憑藉穩健的淨現金狀況、充裕的流動資金、有效的節流措施，加上強大的供應商和客戶網絡，已經作好準備克服經濟逆境。

## 業績和派息

截至二零零八年九月三十日止六個月期間，集團總收入達778,500,000美元，較二零零八財政年度同期增加6.0%。雖然毛利率維持穩定，但股東應佔溢利則由86,500,000美元減少20.5%至68,800,000美元。溢利下跌，反映歐元和英鎊兌美元突然轉弱，令集團全球業務在正常經營過程中蒙受11,200,000美元的匯兌虧損，而去年同期則錄得匯兌收益8,000,000美元。撇除匯兌差額的影響，股東應佔溢利較去年同期增加1,500,000美元，升幅1.9%。

每股盈利下跌21.7%至28.2美仙，而去年同期則為36.0美仙。董事會宣布派發中期股息每股普通股12.0美仙，與去年同期相同，足見集團財政狀況穩健，業務保持優勢。

## 回應環球金融危機

美國次級按揭問題引發的環球經濟下滑，成為各行各業當前面對的最大困難之一。

然而，集團的流動資金維持強健。於二零零八年九月三十日，集團基本上並無債務，持有的淨現金和保本貨幣掛鈎存款為163,000,000美元。按照集團政策，集團大部分現金存放於非常穩健的銀行作為定期存款。

短期而言，我們會致力保留現金和維持高度的資金流動性。然而，我們亦會審慎運用集團資源，以具吸引力的價格收購有利開拓新技術或新產品的業務或資產，從而配合核心業務的發展。

集團的客戶和供應商基礎廣泛，主要為大型零售商和跨國公司。與上一財政年度同期比較，集團於二零零九財政年度上半年的應收賬款和應付賬款沒有重大變動。雖然如此，我們已加強監察客戶和供應商的信貸前景，並為審慎計採取措施，在個別有需要的情況下提高保險保障。

雖然金融危機的確實結局難以預測，但已導致消費者的信心和需求下滑，因而影響產品訂單。面對需求放緩，我們已加強控制成本、重整業務運作，以及提高生產力。

長遠來說，需求下跌將加速市場整固，有利偉易達等實力較強的企業，令集團能從較弱的競爭者手上奪得市場佔有率。此外，隨着環球經濟轉弱，經營成本現已回順，其中石油和其他商品的價格下跌，同時通脹有所紓緩。工資壓力正趨緩和，人民幣的升勢亦已顯著放緩。這些因素均利好集團的業務發展。

## 電訊產品業務歐洲銷售額持續增長

與去年同期比較，集團電訊產品業務的收入下跌2.8%至346,200,000美元，因為原設計生產業務銷售額的增幅，未能彌補北美洲品牌業務銷售額的跌幅。期內，電訊產品業務的收入佔集團總收入的44.5%。

在集團主要從事品牌業務的北美洲，收入下跌13.3%至219,900,000美元，佔電訊產品業務總收入的63.5%。雖然該業務期內繼續擴大市場佔有率，但美國經濟惡化，令美國無繩電話市場以較預期更快的速度萎縮，抵銷了市場佔有率擴大的利好影響。

在北美洲以外的市場，集團的原設計生產業務繼續表現理想。歐洲市場的收入上升17.3%至101,700,000美元，佔電訊產品業務總收入的29.4%。亞太區和其他地區的收入亦分別達7,400,000美元和17,200,000美元，增幅分別為111.4%和39.8%。集團能提供工業設計及價格較佳的產品，故能吸引新客戶和增加對現有客戶的銷售額，帶動業務增長。同時，競爭對手轉弱，令現有客戶更有需要採用可靠的供應商，亦對集團有利。

二零零八年九月，集團成為德國最大的電訊公司之一Deutsche Telekom AG (Deutsche Telekom) 的獨家供應商，鞏固了我們在歐洲市場的地位。根據協議，偉易達取得專有權為Deutsche Telekom的著名T-Home品牌供應有繩及無繩電話，包括Sinus和Concept產品系列。此協議為期三年，並可再額外延續一年。預期首批「T-Home／偉易達」共同品牌產品將於二零零九年年初付運。

按地區劃分，期內各市場均錄得銷售額增長。在北美洲，電子學習產品收入上升14.9%至138,400,000美元，佔該業務總收入的47.7%。在歐洲，電子學習產品收入增長5.0%至129,100,000美元，佔該業務總收入的44.5%。在亞太區和其他地區，電子學習產品收入分別上升33.8%和14.9%，至8,700,000美元和13,900,000美元，佔該業務總收入的3.0%和4.8%。

**按經營地區劃分的電訊產品業務收入**
截至二零零八年九月三十日止六個月

| | % | 百萬美元 |
|---|---|---|
| 北美洲 | 63.5 | 219.9 |
| 歐洲 | 29.4 | 101.7 |
| 亞太區 | 2.1 | 7.4 |
| 其他 | 5.0 | 17.2 |
| 總數 | 100.0 | 346.2 |



**按經營地區劃分的電子學習產品業務收入**
截至二零零八年九月三十日止六個月

| | % | 百萬美元 |
|---|---|---|
| 北美洲 | 47.7 | 138.4 |
| 歐洲 | 44.5 | 129.1 |
| 亞太區 | 3.0 | 8.7 |
| 其他 | 4.8 | 13.9 |
| 總數 | 100.0 | 290.1 |



## 電子學習產品業務收入進一步增長

電子學習產品業務的收入較上一財政年度首六個月上升10.7%至290,100,000美元，佔集團總收入的37.3%。

由於集團推出更多產品，並受惠於貨架空間增加，獨立(standalone)產品的銷情最為出色，其中幼兒學習產品的增幅尤其強勁。Kidizoom Camera™數碼相機和V-Motion™的銷售貢獻亦表現理想。期內，獨立產品佔電子學習產品業務總收入的68.0%，而平台(platform)產品，包括所有主機、遊戲盒帶和配件，則佔餘下的32.0%。

期內，集團出色的產品系列再次囊括多個重要獎項。以動作控制的教育電視遊戲機平台產品V-Motion，不單榮登玩具"反"斗城的「熱賣玩具排行榜」(Hot Toy List)，同時躋身沃爾瑪的「聖誕12大玩具」(12 Toys of Christmas)。該產品還獲得Creative Child「Seal of Excellence Award」和The National Parenting Center「Seal of Approval」。有助小朋友提高創意的KidiArt Studio™則榮獲Creative Child「2008年最佳玩具」獎，及被The Toy Book/Redbook的Toy Insider評為「假期20大熱門玩具」。

## 承包生產業務保持超卓成績

於二零零九財政年度上半年，承包生產業務的收入上升22.7%至142,200,000美元，佔集團總收入的18.2%。

儘管市道困難，但集團的承包生產業務仍能錄得優於同業的增長率。

在電源供應產品方面，我們提升了現有客戶的訂單佔有率；而在固態照明設備方面，市場需求上升，帶動現有客戶的訂單增加。

集團在專業音響設備業的聲譽日隆，客戶基礎繼續擴大。專業音響行業的增長相對穩定，競爭較少，較能抵禦經濟不景的衝擊。

開關電源供應產品於二零零九財政年度上半年再度成為承包生產業務最大的產品類別，佔該業務總收入的29.5%，其次為佔總收入26.5%的專業音響設備、佔16.4%的家庭電器及佔10.4%的無線產品。

按地區劃分，期內北美洲和歐洲的銷售額均錄得增長，收入分別上升29.1%和26.9%至59,500,000美元和67,500,000美元。在亞太區，承包生產業務的收入則下跌8.4%至15,200,000美元。

**按經營地區劃分的承包生產業務收入**
截至二零零八年九月三十日止六個月

| | % | 百萬美元 |
|---|---|---|
| 北美洲 | 41.8 | 59.5 |
| 歐洲 | 47.5 | 67.5 |
| 亞太區 | 10.7 | 15.2 |
| 總數 | 100.0 | 142.2 |



## 前景

鑑於市況持續轉弱，集團於二零零八年七月公布全年業績時，已提醒投資者不要預期二零零九財政年度的業績有所增長。目前可見美國和歐洲市場正步入衰退，失業率上升和消費信心疲弱正引致消費開支縮減。雖然集團在上半年得以維持銷售額增長，但期望全年保持增長是不切實際的。我們預計今年聖誕將出現近年來最淡靜的市道，而疲弱的經濟環境將最少延續至整個二零零九年。

如前所述，困境中亦不乏利好因素，包括工資的上升壓力正在減退、原材料的成本正在下降，而人民幣的升值步伐亦已放緩。與此同時，行業整合已經加快，對偉易達等實力雄厚的企業有利。

展望集團業務，電訊產品業務方面，由於無繩電話的銷路將受美國經濟放緩影響，集團預計品牌業務會持續疲弱。然而，最近一個主要的競爭對手已退出市場，相信可令集團進一步擴大市場佔有率。此外，無繩電話業務的新產品無繩耳機，已於今年十月上架。這些產品已開始對二零零九財政年度下半年的銷售額作出貢獻。

原設計生產業務預計會維持動力，並在本財政年度下半年繼續取得銷售額增長。隨着競爭對手轉弱，加上集團的產品質素更高而價格具競爭力，預期集團會吸引更多新客戶，並擴大在現有客戶的訂單佔有率。集團與Deutsche Telekom的獨家供應商協議將於二零零九年年初開始對集團的銷售額作出貢獻。

基於多項因素，集團預期電子學習產品業務在本財政年度下半年的銷售額將會下跌。北美洲最近的銷售點數據顯示消費需求正在減弱，而由於預期經濟會進一步放緩，客戶正減少存貨，並減慢補貨訂單。隨着歐洲經濟步入衰退，集團預計這些市場的聖誕銷情亦會較為淡靜。

儘管如此，我們將加強宣傳推廣，冀能於聖誕新年維持良好的零售銷情。此外，我們預期集團的獨立產品，特別是幼兒產品類別將維持強勁的勢頭，並預計該類產品會在二零零九年爭取到更多貨架空間。集團將於明年推出一個新的幼兒系列，藉此將旗下的電子學習產品從學習產品貨架擴展至幼兒產品貨架，開拓新的增長來源。

承包生產業務下半年的銷售情況預計亦會放緩，因為客戶同樣預期消費需求下降，因此會減少訂單和存貨。然而，集團會繼續精簡工序和加強自動化運作，以提高生產力、減少對勞工的倚賴和提升產品質素。長遠而言，集團對承包生產業務的增長保持樂觀，原因是邊際利潤的下調壓力，相信會促使企業增加將設計和生產工序外判，因而有利集團的承包生產業務。此外，相對整體電子製造服務市場，我們的產品範疇所面對的競爭較少，而我們仍然預期固態照明等領域會保持穩定增長，因為此產品類別的市場在世界各地正在擴展。

總括而言，集團相信疲弱的經濟環境將最少延續至整個二零零九年。面對經濟不景，集團現正採取多項回應措施，包括加強節流、重整營運流程及提高生產力。同時，集團已受惠於成本下降及市場整固。集團的穩健策略，以致力產品創新、擴大市場份額、開拓地區市場和力臻卓越營運為基石，將使我們能安渡困境，並成為實力更強大的企業。

*主席*
**黃子欣**

香港，二零零八年十一月十九日

## 收入

截至二零零八年九月三十日止六個月期間，集團收入達778,500,000美元，較上一財政年度同期增加44,400,000美元，升幅為6.0%。收入上升，主要由於較二零零八財政年度同期電子學習產品和承包生產業務的銷售額增加，抵銷了電訊產品業務收入輕微下跌的影響。

電訊產品業務的收入微跌2.8%至346,200,000美元。在主要從事品牌業務的北美洲，收入較上一財政年度同期下跌13.3%。雖然這項業務於期內繼續擴大市場佔有率，但美國經濟惡化，令美國無繩電話市場以較預期更快的速度萎縮，抵銷了市場佔有率擴大的利好影響。在北美洲以外的市場，集團的原設計生產業務繼續表現理想。歐洲市場的收入，較上一財政年度同期上升17.3%。亞太區和其他地區的收入亦分別上升111.4%和39.8%，增長主要受新客戶的強勁需求和現有客戶的銷售額上升所帶動。

電子學習產品業務的收入持續增長，較上一財政年度同期上升10.7%至290,100,000美元。由於我們增加產品種類，並取得更多的貨架空間，令收入增長。該增長主要由獨立產品的銷售額上升所帶動，其中幼兒學習產品錄得尤其強勁的增幅。Kidizoom Camera數碼相機和V-Motion亦對本財政年度的收入增長作出貢獻。

承包生產業務的收入達142,200,000美元，較上一財政年度首六個月上升22.7%。收入增長，主要由於若干重要客戶對某些產品類別需求殷切所致，尤以開關電源供應產品、家庭電器和無線產品為然。

**集團收入**
截至九月三十日止六個月


百萬美元
800
600
400
200
0
734.1
778.5
2007
2008

**按產品類別劃分的集團收入**
截至二零零八年九月三十日止六個月

| | % | 百萬美元 |
|---|---|---|
| 電訊產品 | 44.5 | 346.2 |
| 電子學習產品 | 37.3 | 290.1 |
| 承包生產業務 | 18.2 | 142.2 |
| 總數 | 100.0 | 778.5 |



集團三大核心業務的收入比重：電訊產品業務為44.5%、電子學習產品業務為37.3%，及承包生產業務為18.2%。

北美洲仍然是本集團的最大市場，於二零零九財政年度上半年佔集團總收入的53.7%，而歐洲和亞太區市場則分別佔38.3%及4.0%。與上一財政年度同期比較，這三個地區佔集團收入的比例出現變化，主要反映歐洲各項業務的收入增加，彌補了北美洲電訊產品業務銷售額的下跌，而北美洲電子學習產品和承包生產業務的銷售額亦有增長。

**按經營地區劃分的集團收入**
截至二零零八年九月三十日止六個月

| | % | 百萬美元 |
|---|---|---|
| 北美洲 | 53.7 | 417.8 |
| 歐洲 | 38.3 | 298.3 |
| 亞太區 | 4.0 | 31.3 |
| 其他 | 4.0 | 31.1 |
| 總數 | 100.0 | 778.5 |



## 毛利／毛利率

截至二零零八年九月三十日止六個月期間的毛利為263,400,000美元，較上一財政年度同期錄得的247,500,000美元增加15,900,000美元。期內，毛利率由33.7%微升至33.8%。儘管期內所有業務均備受成本壓力，包括勞工成本上升、原材料價格上漲、中國內地通脹及人民幣升值，但管理層推行措施提升製造工序的營運效率、改善產品的工程設計及提高生產力，令集團得以維持穩定的毛利率。

## 經營溢利／經營溢利率

截至二零零八年九月三十日止六個月期間，經營溢利為74,800,000美元，較上一財政年度同期減少17,900,000美元或19.3%。經營溢利率亦由上一財政年度首六個月的12.6%降至本財政年度同期的9.6%。

銷售及分銷成本由上一財政年度首六個月的106,200,000美元增至本財政年度同期的117,500,000美元，增幅為10.6%。銷售及分銷成本佔集團總收入的百分比由上一財政年度首六個月的14.5%增至15.1%，主要由於電子學習產品業務的廣告及推廣活動的開支於二零零九財政年度上半年提高所致。

於期內，管理及其他經營費用由上一財政年度首六個月的22,200,000美元增至41,500,000美元。由於歐元及英鎊兑美元貶值，集團因此於管理及其他經營費用中錄得在正常經營環球業務的過程所產生的匯兑虧損11,200,000美元；而上一財政年度同期則錄得8,000,000美元的匯兑收益。撇除匯兑差額的影響，管理及其他經營費用較上一財政年度首六個月輕微上升100,000美元。撇除匯兑差額的影響，管理及其他經營費用佔集團總收入的百分比，實際上由上一財政年度首六個月的4.1%降至本財政年度同期的3.9%。

研究及開發(研發)活動對集團的長線發展非常重要。於二零零九財政年度上半年，集團的研發開支為29,600,000美元，約佔集團總收入約3.8%。

**股東應佔溢利**
截至九月三十日止六個月



百萬美元
100
80
60
40
20
0
86.5
68.8
2007
2008


## 淨溢利及股息

截至二零零八年九月三十日止期間，股東應佔溢利為68,800,000美元，較上一財政年度同期減少17,700,000美元。

截至二零零八年九月三十日止期間，每股基本盈利為28.2美仙，而上一財政年度上半年則為36.0美仙。於結算日後，董事會建議派發中期股息每股12.0美仙，共計29,500,000美元。

## 流動資金與財務資源

集團的財務資源保持強勁。於二零零八年九月三十日，集團持有163,000,000美元的淨現金及保本貨幣掛鈎存款。除一筆小額的定息設備貸款外，集團基本上並無債務。該筆貸款以歐元為單位，並須於一年內償還。集團擁有充裕流動資金，足以應付目前及未來營運資金的需求。

## 財務政策

集團的財務政策旨在紓緩匯率波動對集團環球營運的影響，以把集團的財務風險減至最低。集團審慎運用衍生融資工具作風險管理，主要以外匯期貨合約作對沖交易與適當調控集團的資產和負債。集團的政策是不參與投機性的衍生融資交易。

## 營運資金

於二零零八年九月三十日的存貨及應收賬款分別為207,300,000美元及338,700,000美元，而於二零零八年三月三十一日分別為132,400,000美元及182,200,000美元。存貨水平增加，主要為了配合市場於本財政年度下半年對三項核心業務產品的需求。應收賬款增加，則主要是由於首六個月期間電子學習產品和承包生產業務的銷售額上升所致。另一方面，歐洲的電訊產品業務銷售額有所增長，加上當地原設計生產業務客戶的賬期一般較長，亦使應收賬款結餘上升。存貨及應收賬款的週轉日數分別為95日及62日，而上一財政年度同期為112日及63日。

## 資本開支及或然負債

截至二零零八年九月三十日止期間，集團共投資16,300,000美元興建樓宇、購置廠房及機器、儀器、電腦系統及其他有形資產，所有資本開支均以內部資源應付。

於本財政年度上半年的結算日，據董事所知，本公司及其附屬公司接獲多宗有關侵犯專利權的指控。法律顧問認為，現時評估這些案件的結果實屬言之過早，但本公司已就可作出可靠估計的金額作出準備。

# 綜合財務報表

## 綜合損益表

| | 附註 | (未經審核) 截至九月三十日止六個月 二零零八年 百萬美元 | 二零零七年 百萬美元 | (已審核) 截至三月三十一日止年度 二零零八年 百萬美元 |
|---|---|---|---|---|
| 收入 | 2 | **778.5** | 734.1 | 1,552.0 |
| 銷售成本 | | **(515.1)** | (486.6) | (969.0) |
| **毛利** | | **263.4** | 247.5 | 583.0 |
| 銷售及分銷成本 | | **(117.5)** | (106.2) | (248.5) |
| 管理及其他經營費用 | | **(41.5)** | (22.2) | (54.3) |
| 研究及開發費用 | | **(29.6)** | (26.4) | (51.3) |
| **經營溢利** | 2&3 | **74.8** | 92.7 | 228.9 |
| 財務收入淨額 | | **3.5** | 5.3 | 8.7 |
| 應佔聯營公司業績 | | **-** | - | - |
| **除稅前溢利** | | **78.3** | 98.0 | 237.6 |
| 稅項 | 4 | **(9.5)** | (11.5) | (21.9) |
| **股東應佔溢利** | | **68.8** | 86.5 | 215.7 |
| **中期股息** | 5 | **29.5** | 29.1 | 29.1 |
| **末期股息** | 5 | | | 124.2 |
| **每股盈利(美仙)** | 6 | | | |
| 一基本 | | **28.2** | 36.0 | 89.4 |
| 一攤薄 | | **28.0** | 35.3 | 88.2 |

## 綜合股東資金變動表

| | 附註 | (未經審核) 截至九月三十日止六個月 二零零八年 百萬美元 | 二零零七年 百萬美元 | (已審核) 截至三月三十一日止年度 二零零八年 百萬美元 |
|---|---|---|---|---|
| 於期初的股東資金 | | **452.3** | 343.3 | 343.3 |
| 行使購股權 | | **6.8** | 3.7 | 5.9 |
| 對沖儲備變現 | | **(0.4)** | 0.5 | 9.8 |
| 期內進行對沖的公允價值收益／(虧損) | | **1.4** | (1.7) | (10.8) |
| 僱員購股權計劃之資本儲備 | | **0.9** | 0.4 | 0.9 |
| 匯兌差額 | | **(5.3)** | 5.0 | 15.4 |
| 沒有在損益表確認的收益及(虧損)淨額 | | **3.4** | 7.9 | 21.2 |
| 股東應佔溢利 | | **68.8** | 86.5 | 215.7 |
| 期內核准及支付的股息 | 5 | **(125.4)** | (98.8) | (127.9) |
| **於期末的股東資金** | | **399.1** | 338.9 | 452.3 |

第21頁至第24頁的附註屬綜合財務報表的一部分。

## 綜合資產負債表

| | 附註 | (未經審核) 九月三十日 二零零八年 百萬美元 | 二零零七年 百萬美元 | (已審核) 三月三十一日 二零零八年 百萬美元 |
|---|---|---|---|---|
| **非流動資產** | | | | |
| 有形資產 | 7 | **101.5** | 84.4 | 101.3 |
| 租賃土地付款 | | **3.8** | 3.7 | 3.8 |
| 遞延稅項資產 | | **9.4** | 11.1 | 6.9 |
| 投資 | | **0.2** | 0.2 | 0.2 |
| | | **114.9** | 99.4 | 112.2 |
| **流動資產** | | | | |
| 存貨 | | **207.3** | 225.7 | 132.4 |
| 應收賬款及預付款 | 8 | **377.0** | 369.2 | 229.2 |
| 透過損益賬按公允價值計算之金融資產 | | **19.3** | - | 14.7 |
| 可收回稅項 | | **0.3** | 0.2 | 0.7 |
| 存款及現金 | | **143.7** | 114.9 | 285.4 |
| | | **747.6** | 710.0 | 662.4 |
| **流動負債** | | | | |
| 應付賬款及應計費用 | 9 | **(395.5)** | (391.8) | (262.1) |
| 準備 | | **(48.5)** | (49.7) | (46.4) |
| 應付稅項 | | **(16.1)** | (24.7) | (9.3) |
| | | **(460.1)** | (466.2) | (317.8) |
| **流動資產淨值** | | **287.5** | 243.8 | 344.6 |
| **資產總值減流動負債** | | **402.4** | 343.2 | 456.8 |
| **非流動負債** | | | | |
| 遞延稅項負債 | | **(3.3)** | (4.3) | (4.5) |
| **資產淨值** | | **399.1** | 338.9 | 452.3 |
| **資本及儲備** | | | | |
| 股本 | 10 | **12.3** | 12.0 | 12.1 |
| 儲備 | 11 | **386.8** | 326.9 | 440.2 |
| **股東資金** | | **399.1** | 338.9 | 452.3 |

## 簡明綜合現金流量表

| | (未經審核) 截至九月三十日止六個月 二零零八年 百萬美元 | 二零零七年 百萬美元 | (已審核) 截至三月三十一日止年度 二零零八年 百萬美元 |
|---|---|---|---|
| **經營活動(所用)／產生的現金淨額** | **(4.5)** | (22.7) | 213.0 |
| **投資活動所用的現金淨額** | **(21.1)** | (27.8) | (61.6) |
| **融資活動所用的現金淨額** | **(118.6)** | (95.1) | (122.2) |
| 匯率變動的影響 | **2.5** | 4.0 | 9.7 |
| **現金及現金等價物(減少)／增加** | **(141.7)** | (141.6) | 38.9 |
| 於期初的現金及現金等價物 | **285.4** | 246.5 | 246.5 |
| **於期末的現金及現金等價物** | **143.7** | 104.9 | 285.4 |
| **現金及現金等價物分析** | | | |
| 於綜合資產負債表的存款及現金 | **143.7** | 114.9 | 285.4 |
| 減：到期日多於三個月的銀行存款 | **-** | (10.0) | - |
| **於簡明綜合現金流量表的現金及現金等價物** | **143.7** | 104.9 | 285.4 |

## 1 編製基準

董事負責按照適用的法例及規則編製中期報告，包括綜合財務報表。未經審核之中期綜合財務報表是按照香港聯合交易所有限公司證券上市規則(「上市規則」)，並符合國際會計準則委員會頒布的國際會計準則第三十四號 — 中期財務報告而編製。

中期報告採用的各項會計政策，與二零零八年度財務報表所採用的會計政策一致。

除部分物業按重估值入賬外，本財務報表是以歷史成本作為編製基準。

管理層需在編製符合會計準則第三十四號的中期報告時作出對會計政策應用，以及以截至結算日的方法列報的資產、負債、收入和支出的報告構成影響的判斷、估計及假設。實際結果可能有別於估計數額。

本中期報告未經核數師依照審核常規委員會所發的「中期財務資訊」指引而作出審核或檢討。

在中期報告所包括有關截至二零零八年三月三十一日止財政年度的財務資料，並非構成在該財政年度按國際財務報告準則(「IFRS」)而編製的本公司年度財務報表的整體，但有關之數字由該財務報表導出。截至二零零八年三月三十一日止年度之財務報表可於本公司的註冊辦事處索取。核數師在二零零八年七月三日發出的報告書中對該財務報表作出無保留意見。

## 2 分部資料

收入是指本集團向第三方銷售貨品和提供服務的已收及應收款項所產生的營業額。

本集團的主要業務是設計、製造及分銷消費電子產品，主要業務分部是電訊及電子產品業務。董事認為，由於該等活動為互相關連及受到共同風險及回報所限，故該等活動構成一個業務分類。

有關本集團按地區市場的收入及業績的分類資料呈列如下：

| | (未經審核)<br>截至九月三十日止六個月<br>收入<br>二零零八年<br>百萬美元 | 收入<br>二零零七年<br>百萬美元 | 經營溢利<br>二零零八年<br>百萬美元 | 經營溢利<br>二零零七年<br>百萬美元 |
|---|---|---|---|---|
| 北美洲 | **417.8** | 420.2 | **27.4** | 42.1 |
| 歐洲 | **298.3** | 262.9 | **37.2** | 40.9 |
| 亞太區 | **31.3** | 26.6 | **5.2** | 4.8 |
| 其他 | **31.1** | 24.4 | **5.0** | 4.9 |
| | **778.5** | 734.1 | **74.8** | 92.7 |

## 3 經營溢利

計算經營溢利時已扣除／(計入)以下項目：

| | 附註 | (未經審核)<br>截至九月三十日止六個月<br>二零零八年<br>百萬美元 | 二零零七年<br>百萬美元 |
|---|---|---|---|
| 折舊費用 | 7 | **15.7** | 13.2 |
| 出售有形資產之虧損 | | **0.2** | 0.2 |
| 匯兌虧損／(收益)淨額 | | **11.6** | (8.5) |
| 外匯期貨合約之(收益)／虧損淨額 | | **(0.4)** | 0.5 |

## 4 稅項

| | (未經審核)<br>截至九月三十日止六個月<br>二零零八年<br>百萬美元 | 二零零七年<br>百萬美元 |
|---|---|---|
| **本公司及附屬公司** | | |
| 所得稅稅項 | | |
| — 香港 | **10.1** | 13.3 |
| — 海外 | **3.1** | 3.7 |
| 遞延稅項 | | |
| — 產生及撤銷短暫差異 | **(3.7)** | (5.5) |
| | **9.5** | 11.5 |
| 所得稅稅項 | **13.2** | 17.0 |
| 遞延稅項 | **(3.7)** | (5.5) |
| | **9.5** | 11.5 |

香港利得稅及海外稅項的準備計算是按照本集團業務所在國家的現行稅率計算。

## 5 股息

(a) 期內應佔股息：

| | (未經審核) 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零八年 百萬美元 | 二零零七年 百萬美元 |
| 已宣派中期股息每股12.0美仙 (二零零七年：12.0美仙) | 29.5 | 29.1 |

於結算日後建議派發的中期股息尚未在結算日確認為負債。

(b) 於二零零八年度結算日後，董事會建議派發截至二零零八年三月三十一日止財政年度末期股息每股普通股51.0美仙(二零零七年：41.0美仙)予於二零零八年九月五日辦公時間結束時名列本公司股東名冊上之股東，總數估計為124,200,000美元。二零零八年末期股息已於二零零八年九月五日舉行之股東週年大會通過。由於在二零零八年四月一日至二零零八年九月五日期間因行使購股權而發行股票，故此於二零零八年三月三十一日止年度的末期股息總數為125,400,000美元(二零零七年：98,800,000美元)，並已全數支付。

## 6 每股盈利

每股基本及攤薄盈利是根據本集團的股東應佔溢利68,800,000美元(二零零七年：86,500,000美元)計算。

每股基本盈利是根據期內已發行普通股的加權平均股數243,800,000股(二零零七年：240,300,000股)計算。每股攤薄盈利是根據期內已發行普通股的加權平均股數245,400,000股(二零零七年：244,600,000股)計算，即期內已發行普通股之加權平均股數，並就僱員購股權計劃而視為無償發行普通股之加權平均數作出調整。

## 7 有形資產

| | (未經審核) 九月三十日 二零零八年 百萬美元 |
|---|---|
| 於期初 | 101.3 |
| 增置 | 16.3 |
| 出售 | (0.4) |
| 折舊 | (15.7) |
| 於期末 | 101.5 |

## 8 應收賬款及預付款

應收賬款及預付款總額為377,000,000美元(二零零八年三月三十一日：229,200,000美元)其中包括應收賬款338,700,000美元(二零零八年三月三十一日：182,200,000美元)。

按交易日期對應收賬款淨額作出的賬齡分析如下：

| | (未經審核) 九月三十日 二零零八年 百萬美元 | (已審核) 三月三十一日 二零零八年 百萬美元 |
|---|---|---|
| 零至30天 | 194.7 | 88.8 |
| 31至60天 | 93.4 | 48.1 |
| 61至90天 | 45.0 | 30.3 |
| 超過90天 | 5.6 | 15.0 |
| 總數 | 338.7 | 182.2 |

本集團的銷售主要是以信用狀及介乎三十天至九十天期限的無保證信貸進行。部分無保證信貸銷售以信貸保險及銀行擔保作出保證。

## 9 應付賬款及應計費用

應付賬款及應計費用總額為395,500,000美元(二零零八年三月三十一日：262,100,000美元)其中包括應付賬款202,300,000美元(二零零八年三月三十一日：106,200,000美元)。

按交易日期對應付賬款作出的賬齡分析如下：

| | (未經審核) 九月三十日 二零零八年 百萬美元 | (已審核) 三月三十一日 二零零八年 百萬美元 |
|---|---|---|
| 零至30天 | 81.7 | 53.3 |
| 31至60天 | 71.7 | 27.7 |
| 61至90天 | 34.9 | 17.7 |
| 超過90天 | 14.0 | 7.5 |
| 總數 | 202.3 | 106.2 |

## 10 股本及購股權

### 股本

| | (未經審核)<br>九月三十日<br>二零零八年<br>百萬美元 | (已審核)<br>三月三十一日<br>二零零八年<br>百萬美元 |
|---|---|---|
| *法定* | | |
| 普通股： | | |
| 400,000,000股(二零零八年三月三十一日：400,000,000股)每股面值0.05美元 | **20.0** | 20.0 |

| | 股份數目 | (未經審核)<br>九月三十日<br>二零零八年<br>百萬美元 | 股份數目 | (已審核)<br>三月三十一日<br>二零零八年<br>百萬美元 |
|---|---|---|---|---|
| *已發行及繳足* | | | | |
| 每股面值0.05美元之普通股： | | | | |
| 於期初／年初 | **242,577,133** | **12.1** | 239,112,133 | 11.9 |
| 行使購股權發行之股份 | **3,265,000** | **0.2** | 3,465,000 | 0.2 |
| 於期末／年末 | **245,842,133** | **12.3** | 242,577,133 | 12.1 |

附註： 於結算日後及截至二零零八年十一月十九日止，共有10,000股購股權獲行使，本公司之已發行及繳足股本增加至245,852,133股普通股。

### 購股權

根據於二零零一年八月十日採納之購股權計劃(「二零零一年計劃」)，董事獲授權於採納二零零一年計劃當日起計十年內之任何時間向本公司及本集團之附屬公司之全職僱員，包括執行董事(但不包括非執行董事)或其他任何人士對本公司及／或本集團之附屬公司之業務、管理及營運付出大量時間及努力的，授出可認購本公司股份之購股權，而認購價格將由董事根據上市規則之要求而決定。

於二零零八年九月三十日，二零零一年計劃可予發行之股份數目為4,008,000股，約佔本公司當時已發行股份1.6%。根據二零零一年計劃授出之購股權之數目於期內之變動情況載列如下：

| 授出日期 | 行使價格 | 可行使期間<br>(附註1) | 二零零八年<br>四月一日<br>已發行結存 | 期內已授出<br>之購股權<br>數目 | 期內已行使<br>之購股權<br>數目 | 二零零八年<br>九月三十日<br>已發行結存 |
|---|---|---|---|---|---|---|
| 二零零五年三月二十三日 | 11.41港元 | 二零零八年三月二十三日至<br>二零一零年四月二十二日 | 1,355,000 | - | (1,265,000)<br>(附註3) | **90,000** |
| 二零零五年八月十二日 | 19.3港元 | 二零零八年八月二十六日至<br>二零一零年八月二十五日 | 2,000,000 | - | (2,000,000)<br>(附註4) | **-** |
| 二零零八年四月十七日 | 41.07港元 | 二零零九年四月二十三日至<br>二零一一年四月二十九日 | - | 1,306,000<br>(附註2) | - | **1,306,000** |
| 二零零八年四月十七日 | 41.07港元 | 二零一零年四月二十三日至<br>二零一二年四月二十九日 | - | 1,306,000<br>(附註2) | - | **1,306,000** |
| 二零零八年四月十七日 | 41.07港元 | 二零一一年四月二十三日至<br>二零一三年四月二十九日 | - | 1,306,000<br>(附註2) | - | **1,306,000** |
| | | | 3,355,000 | 3,918,000 | (3,265,000) | **4,008,000** |

附註1： 由於參與二零零一年計劃之僱員數目眾多，在本中期報告書內所示之有關資料只為有關數據之合理範圍。二零零一年計劃並無訂明購股權可行使前的最短持有期限，惟董事會有權於授出任何特定認股權時決定最短持有期限。

附註2： 於二零零八年四月十七日，本公司根據二零零一年計劃向本公司及附屬公司之僱員授出3,918,000股購股權。緊接購股權授出之前一天的收市價為每股39.50港元。

附註3： 合共1,265,000股行使價格為每股11.41港元之購股權在本財政期間獲行使。有關本公司股份在緊接購股權行使日期之前與行使當日的加權平均收市價分別為每股43.94港元及每股43.60港元。

附註4： 合共2,000,000股行使價格為每股19.3港元之購股權在本財政期間獲行使。有關本公司股份在緊接購股權行使日期之前與行使當日的加權平均收市價分別為每股47.00港元及每股45.40港元。

附註5： 期內沒有作廢或註銷的購股權。

附註6： 本公司於二零零八年九月五日舉行之股東週年大會，計劃授權限額已更新至24,584,213股股份，即決議案獲通過當日本公司已發行之股份總數之10%。

## 10 股本及購股權(續)

**購股權(續)**

於綜合損益表中扣除之購股權費用乃根據以下假設及按Black-Scholes model計算：

| | 授出日期<br>二零零五年<br>三月二十三日<br>(附註1) | 二零零五年<br>八月十二日<br>(附註1) | 二零零八年<br>四月十七日<br>(附註2) | 二零零八年<br>四月十七日<br>(附註2) | 二零零八年<br>四月十七日<br>(附註2) |
|---|---|---|---|---|---|
| 各購股權於授出日期之公允價值 | 3.1港元 | 5.4港元 | 5.18港元 | 5.76港元 | 5.95港元 |
| 於授出日期之收市價 | 11.4港元 | 19.3港元 | 40.1港元 | 40.1港元 | 40.1港元 |
| 行使價格 | 11.41港元 | 19.3港元 | 41.07港元 | 41.07港元 | 41.07港元 |
| 預期股價波幅 | 47.5% | 48.0% | 43.33% | 43.33% | 43.33% |
| 無風險年利率 | 4.0% | 3.9% | 1.22% | 1.56% | 1.83% |
| 預期購股權平均年期 | 3.5年 | 3.5年 | 1.5年 | 2.5年 | 3.5年 |
| 預期股息收益率 | 5.5% | 5.1% | 10.3% | 10.3% | 10.3% |
| 可行使期間 | 二零零八年<br>三月二十三日至<br>二零一零年<br>四月二十二日 | 二零零八年<br>八月二十六日至<br>二零一零年<br>八月二十五日 | 二零零九年<br>四月二十三日至<br>二零一一年<br>四月二十九日 | 二零一零年<br>四月二十三日至<br>二零一二年<br>四月二十九日 | 二零一一年<br>四月二十三日至<br>二零一三年<br>四月二十九日 |

附註1： 預期股價回報標準差的波幅乃按緊接授出當日前一年的每日股價統計分析計算。

附註2： 預期股價回報標準差的波幅乃按緊接授出當日前兩年的每日股價統計分析計算。

## 11 儲備

| | (未經審核)<br>九月三十日<br>二零零八年<br>百萬美元 | (已審核)<br>三月三十一日<br>二零零八年<br>百萬美元 |
|---|---|---|
| 股份溢價 | **106.8** | 98.3 |
| 其他物業重估儲備 | **6.1** | 6.1 |
| 收入儲備 | **261.7** | 318.3 |
| 匯兌儲備 | **11.4** | 16.7 |
| 資本儲備 | **0.8** | 1.8 |
| 對沖儲備 | **–** | (1.0) |
| | **386.8** | 440.2 |

## 12 資本承擔

| | (未經審核)<br>九月三十日<br>二零零八年<br>百萬美元 | (已審核)<br>三月三十一日<br>二零零八年<br>百萬美元 |
|---|---|---|
| 物業、機器及設備的資本承擔： | | |
| 已授權但未訂約 | **20.2** | 29.0 |
| 已訂約但未提撥準備 | **25.8** | 28.2 |
| | **46.0** | 57.2 |

## 13 或然負債

據董事所知，本公司及其附屬公司接獲多宗有關侵犯專利權的指控。法律顧問認為，現時評估這些案件的結果實屬言之過早，但本公司已就可作出可靠估計的金額作出準備。

## 14 已頒布但尚未於截至二零零九年三月三十一日止會計期間生效的修訂後的和新的會計準則以及解釋公告的可能影響

至本中期財務報表簽發日，國際會計準則委員會頒布了以下的修訂後的和新的會計準則以及解釋公告，尚未於截至二零零九年三月三十一日止會計期間內生效並且尚未於本中期財務報表中執行：

| | 生效日 |
|---|---|
| 《國際財務報告準則》第8號「業務分部」 | 二零零九年一月一日 |
| 《國際會計準則》第23號(2007年3月)「借貸成本」 | 二零零九年一月一日 |
| 《國際財務報告解釋公告》第13號「顧客忠誠度計劃」 | 二零零八年七月一日 |

本集團目前正在評估初次執行該等修訂的和新的會計準則以及解釋公告的影響。截至這些中期財務報表簽發日止，本集團認為執行以上修訂的和新的會計準則及解釋公告將不會對本集團的經營業績和財政狀況產生重大影響。

## 15 中期報告書核准

董事會於二零零八年十一月十九日核准本中期報告書。

## 中期股息

董事會宣告派發截至二零零八年九月三十日止每股普通股份12.0美仙之中期股息，於二零零八年十二月二十四日支付予於二零零八年十二月十九日辦公時間結束時名列本公司股東名冊上之股東。

中期股息將以美元支付，惟註冊地址在香港之股東將可收取等值港幣之股息，等值港幣之股息以二零零八年十二月十五日香港上海滙豐銀行有限公司向本公司提供之中位匯率計算。

## 暫停辦理股份過戶登記手續

本公司將於二零零八年十二月十五日至二零零八年十二月十九日(包括首尾兩天)暫停辦理股份過戶登記手續。在此期間，本公司將不會接受股份過戶登記。

為合資格收取中期股息，所有股份過戶文件連同有關股票，最遲須於本公司股份過戶登記處之當地時間二零零八年十二月十二日(星期五)下午四時前送達本公司股份過戶登記處辦理登記。

本公司之主要股份過戶登記處為Butterfield Fulcrum Group (Bermuda) Limited, 位於Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda，於香港之股份過戶登記分處為香港中央證券登記有限公司位於香港皇后大道東183號合和中心17樓1712-16室。

## 股本及購股權

本公司股本及購股權之變動情況詳載於綜合財務報表附註10。

## 董事於股份、相關股份及債權證之權益及淡倉

於二零零八年九月三十日，根據本公司依循香港證券及期貨條例(「證券及期貨條例」)第352條須存置的登記冊所載或根據本公司已採納證券上市規則附錄10之上市發行人董事進行證券交易之標準守則(「標準守則」)須知會本公司及香港聯合交易所有限公司(「香港交易所」)，本公司各董事及最高行政人員所持有本公司或其聯營公司(釋義見證券及期貨條例第XV部)之股份、相關股份及債權證之權益及淡倉如下：

### (1) 本公司權益

| 董事姓名 | 股份數目 | | | 股本衍生工具(購股權) | 總數 | 持有股份概約百分比 |
|---|---|---|---|---|---|---|
| | 個人權益 | 家族權益 | 其他權益 | | | |
| 黃子欣 | 17,654,393 | 3,968,683 | 74,101,153 (附註1) | 1,488,000 | 97,212,229 | 39.5% |
| 應連君 | 200 | – | – | – | 200 | – |
| 彭景輝 | – | – | – | 794,000 | 794,000 | 0.3% |
| 馮國綸 | 449,430 | – | 592,200 (附註2) | – | 1,041,630 | 0.4% |
| 田北辰 | – | – | 423,000 (附註3) | – | 423,000 | 0.2% |

附註1： 該等股份由Honorex Limited(「Honorex」)直接持有1,416,325股、Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股。Conquer Rex 為 Honorex之全資附屬公司。Conquer Rex 、Honorex及Twin Success均為酌情信託The Wong Chung Man 1984 Trust之受託人Trustcorp Limited之全資附屬公司，而該酌情信託之成立人為本公司之董事黃子欣博士。Trustcorp Limited被視作間接持有總權益74,101,153股及Honorex亦被視作間接持有65,496,225股。

附註2： 該等股份以Golden Step Limited之名義登記，馮國綸博士實益擁有該公司。

附註3： 該等股份以Romsley International Limited之名義登記，為J.P. Morgan Trust Company (Bahamas) Limited之全資附屬公司。而J.P. Morgan Trust Company (Bahamas) Limited為酌情信託The Joy Plus Trust之受託人。田北辰先生為該酌情信託之成立人。

附註4： 上文所載之權益均為長倉。

## 董事於股份、相關股份及債權證之權益及淡倉(續)

### (2) 本公司購股權

| 董事姓名 | 授予日期 | 行使價格 | 可行使期間 | 持有購股權數目 二零零八年四月一日 | 持有購股權數目 二零零八年九月三十日 |
|---|---|---|---|---|---|
| 黃子欣 | 二零零五年八月十二日 | 19.3港元 | 二零零八年八月二十六日至二零一零年八月二十五日 | 2,000,000 | – (附註1) |
| | 二零零八年四月十七日 | 41.07港元 | 二零零九年四月二十四日至二零一一年四月二十三日 | – | 496,000 (附註2) |
| | 二零零八年四月十七日 | 41.07港元 | 二零一零年四月二十四日至二零一二年四月二十三日 | – | 496,000 (附註2) |
| | 二零零八年四月十七日 | 41.07港元 | 二零一一年四月二十四日至二零一三年四月二十三日 | – | 496,000 (附註2) |
| 彭景輝 | 二零零五年四月八日 | 11.41港元 | 二零零八年四月八日至二零一零年四月七日 | 50,000 | 50,000 |
| | 二零零八年四月十七日 | 41.07港元 | 二零零九年四月二十三日至二零一一年四月二十二日 | – | 248,000 (附註2) |
| | 二零零八年四月十七日 | 41.07港元 | 二零一零年四月二十三日至二零一二年四月二十二日 | – | 248,000 (附註2) |
| | 二零零八年四月十七日 | 41.07港元 | 二零一一年四月二十三日至二零一三年四月二十二日 | – | 248,000 (附註2) |

附註1： 有關本公司股份在緊接購股權行使日期之前的加權平均收市價為每股47.00港元。

附註2： 購股權授出前一天的收市價為每股39.50港元。

除上文所披露外，於二零零八年九月三十日，根據證券及期貨條例第XV部須存置的登記冊內所載，或根據本公司已採納的標準守則須知會本公司及香港交易所，本公司董事及最高行政人員概無持有本公司或其聯營公司(釋義見證券及期貨條例第XV部)之股份、相關股份及債權證之權益及淡倉紀錄。

## 主要股權

於二零零八年九月三十日，除上述披露有關本公司董事及最高行政人員所持的權益，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部的條文須向本公司披露或記載於本公司按證券及期貨條例第336條存置的登記冊內持5%或以上權益或淡倉之股東如下：

| 股東姓名 | 身份 | 持有股份數目 | 持有股份概約百分比 |
|---|---|---|---|
| Trustcorp Limited | 所控制法團權益(附註1及2) | 74,101,153 | 30.1% |
| Newcorp Limited | 所控制法團權益(附註1及2) | 74,101,153 | 30.1% |
| Newcorp Holdings Limited | 所控制法團權益(附註1及2) | 74,101,153 | 30.1% |
| David Henry Christopher HILL | 所控制法團權益(附註1及2) | 74,101,153 | 30.1% |
| David William ROBERTS | 所控制法團權益(附註1及2) | 74,101,153 | 30.1% |
| Rebecca Ann HILL | 配偶權益(附註1及2) | 74,101,153 | 30.1% |
| Honorex Limited | 實益擁有人(附註1及2)<br>所控制法團權益(附註1及2) | 1,416,325<br>65,496,225 | 27.2% |
| Conquer Rex Limited | 實益擁有人(附註1及2) | 65,496,225 | 26.6% |
| Templeton Asset Management Limited | 投資經理(附註2) | 24,631,000 | 10.0% |

附註1： 該等股份由Honorex Limited(「Honorex」)直接持有1,416,325股，Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股，Conquer Rex為Honorex之全資附屬公司。Conquer Rex、Honorex及Twin Success均為酌情信託The Wong Chung Man 1984 Trust之受託人Trustcorp Limited之全資附屬公司，而該酌情信託之成立人為本公司之董事黃子欣博士(「黃博士」)。Trustcorp Limited被視作間接持有總權益74,101,153股及Honorex亦視作間接持有65,496,225股。黃博士持有74,101,153股之成立人權益已於上文「董事於股份、相關股份及債權證之權益及淡倉」一段中披露。Trustcorp Limited由Newcorp Limited全資擁有，Newcorp Limited由Newcorp Holdings Limited全資擁有。David Henry Christopher HILL先生及David William ROBERTS先生均各自擁有35%Newcorp Holdings Limited之權益，因此被視作持有相關股份權益。Rebecca Ann HILL女士為David Henry Christopher HILL先生之配偶，根據證券及期貨條例被視作持有相關股份權益。

附註2： 上文所載之權益均為長盤。

## 主要股權(續)

除上文所披露外，於二零零八年九月三十日概無任何人士(除本公司董事及最高行政人員外)通知本公司於本公司之股份及相關股份中擁有根據證券及期貨條例第XV部的條文須向本公司披露或記載於本公司按證券及期貨條例第336條存置的登記冊內所載之權益及淡倉。

## 購股權計劃

本公司設有購股權計劃，以對本集團之業務成就有貢獻之合資格參與人士提供獎勵及獎賞。該等購股權計劃之合資格參與人士包括本公司及其任何附屬公司之執行董事及僱員。於二零零一年八月十日，本公司採納購股權計劃(「二零零一年計劃」)，並規定由採納二零零一年計劃當日起計之十年內，董事可在任何時間酌情邀請本公司及本集團任何附屬公司之僱員，包括執行董事(但不包括非執行董事)，按照二零零一年計劃之條款認購本公司之股份。

二零零一年計劃之詳情載於綜合財務報表附註10。

## 購買、出售或贖回上市股份

截至二零零八年九月三十日止六個月內，本公司概無贖回其任何股份。於回顧期內，本公司或其任何附屬公司概無購買或出售本公司之股份。

## 企業管治常規

偉易達集團於百慕達註冊成立，本公司之股份分別在香港交易所及倫敦交易所上市。由二零零八年十月七日起，本公司已於倫敦交易所自願取消上市地位。適用於本公司之企業管治規則，即上市規則附錄14所載之企業管治常規守則(「該守則」)。於二零零八年九月三十日止六個月內，本公司均遵守該守則之所有守則條文，亦已遵守很大部份該守則內建議之最佳常規，惟偏離該守則第A.2.1條守則條文的規定。

根據該守則第A.2.1條守則條文，主席與行政總裁的角色應有區分，並不應由一人同時兼任。而黃子欣博士則擔任主席同時兼任集團行政總裁。董事會認為此架構不會削弱董事會與集團管理層之間的權力及授權分佈之平衡，因大部份董事會成員為非執行董事，而其中七分之四則為獨立非執行董事。因黃子欣博士於業內擁有資深的經驗，董事會相信委任彼為主席兼集團行政總裁之職位對本集團會帶來益處。

董事會已成立審核委員會，酬金委員會及提名委員會，並具備界定之職權範圍，其內容不比該守則之規定寬鬆。本公司於二零零八年九月三十日止六個月內已遵守該守則內建議之企業管治常規，並與本公司二零零八年之年報內所遵守的企業管治常規一致。

## 證券交易標準守則

本公司就本中期報告所包括的會計年度已採納上市規則附錄10所載有關董事及高層管理人員進行證券交易的標準守則。經向本公司所有董事作出具體查詢後，本公司各董事均確認在截至二零零八年九月三十日止六個月內已遵守標準守則的規定。

## 審核委員會

審核委員會之主席為何柏初先生及其成員分別為馮國綸博士、田北辰先生及汪穗中博士，四位均為獨立非執行董事。審核委員會以協助董事會履行多方面的監督責任，範圍包括財務匯報、風險管理，以及評估內部控制及審核程序。審核委員會亦須確保集團遵守所有適用法例。

審核委員會已聯同管理層檢討本集團採納之會計準則及慣例，並檢討財務報告事項(包括截至二零零八年九月三十日止未經審核之中期綜合財務報表)。

# 股東資訊

## 上市

偉易達集團的股份在香港聯合交易所有限公司上市，其普通股亦以美國預託證券方式，透過紐約銀行買賣。

## 股份代號

| | |
|---|---|
| 香港聯合交易所有限公司 | 00303 |
| 美國預託證券 | VTKHY |

## 財務日誌

| | |
|---|---|
| 暫停辦理股份過戶登記 | 二零零八年十二月十五日至十九日（包括首尾兩天） |
| 派發中期股息 | 二零零八年十二月二十四日 |
| 二零零九財政年度全年業績公布 | 二零零九年六月 |

## 股份過戶登記處

### 主要登記處

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda
電話：(441) 299 3882
傳真：(441) 295 6759

### 香港分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-16室
電話：(852) 2862 8628
傳真：(852) 2865 0990
電郵：hkinfo@computershare.com.hk

## 美國預託證券

The Bank of New York Mellon（紐約銀行）
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
United States
電話：1 888 BNY ADRS（美國境內免費電話）
(1) 201 680 6825（國際電話）
電郵：shareowners@bankofny.com

## 股份資料

| | |
|---|---|
| 每手買賣股數 | 1,000股 |
| 於二零零八年九月三十日已發行股份 | 245,842,133股 |

## 股息

| | |
|---|---|
| 截至二零零八年九月三十日止六個月的每股股息 | 每股普通股 12.0美仙 |

## 投資者關係聯絡人

香港新界大埔汀角路57號
太平工業中心第1期23樓
企業傳訊部
電話：(852) 2680 1000
傳真：(852) 2680 1788
電郵：investor_relations@vtech com

## 網址

www.vtech.com
www.irasia.com/listco/hk/vtech

# 公司資料

## 董事會

### 執行董事

黃子欣
*(主席兼集團行政總裁)*
應連君
彭景輝

### 獨立非執行董事

馮國綸
何柏初
田北辰
汪穗中

## 審核委員會

何柏初 *(主席)*
馮國綸
田北辰
汪穗中

## 提名委員會

馮國綸 *(主席)*
何柏初
田北辰
汪穗中
黃子欣

## 酬金委員會

田北辰 *(主席)*
馮國綸
何柏初

## 公司秘書

張怡煒

## 合資格會計師

唐嘉紅

## 註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

## 主要辦事處

香港新界大埔汀角路57號
太平工業中心第1期23樓

## 主要往來銀行

香港上海滙豐銀行有限公司
恒生銀行有限公司
渣打銀行

## 核數師

畢馬威會計師事務所
*香港執業會計師*

If there is any discrepancies between the Chinese translation and the English version of this report and accounts, the English version shall prevail.
本報告書及賬目之中文譯本與英文本如有任何歧義，概以英文本為準。

# VTech Holdings Ltd

(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300
Email: investor_relations@vtech.com
www.vtech.com

# 偉易達集團

(於百慕達註冊成立之有限公司)

香港新界大埔汀角路57號太平工業中心第1期23樓
電話: (852) 2680 1000 傳真: (852) 2680 1300
電郵: investor_relations@vtech.com
www.vtech.com



This interim report is printed on environmentally friendly paper
本中期報告乃採用環保紙印製


END